# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TKO Group Holdings, Inc., CIK 0001973266
CUSIP: 87256C101
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 200 FIFTH AVE, NEW YORK, New York (NY), 10010
Date of event which requires filing of this statement: 12/16/2024
Amends the filing with accession number 0001193125-23-282774
Filed by CIK 0001320234
Persons authorized to receive notices and communications: Robert Hilton, c/o TKO Group Holdings, Inc., 200 Fifth Ave, 7th Floor, New York, New York (NY), 10010, (646) 558-8333

## Reporting persons
- Ariel Emanuel (CIK 0001320234): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 60,374; shared voting power 92,123,708; sole dispositive power 60,374; shared dispositive power 92,123,708; aggregate amount beneficially owned 92,184,082 (54% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: TKO Group Holdings, Inc.
Address of issuer's principal executive offices: 200 FIFTH AVE, NEW YORK, New York (NY), 10010
Comment: This Amendment No. 2 to Schedule 13D ("Amendment No. 2") amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on November 24, 2023 (as amended, the "Schedule 13D"), related to the shares of Class A Common Stock, par value $0.00001 per share (the "Class A Common Stock"), of TKO Group Holdings, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
- Amount beneficially owned: 92,184,082.00
- Percent of Class: 54.0%
Number of shares as to which each person has sole or shared power to vote or dispose:
- Number of shares the Reporting Person has:
- Sole power to vote or direct the vote: 60,374
- Shared power to vote: 92,123,708.00
- Sole power to dispose or direct the disposition of: 60,374
- Shared power to dispose or direct the disposition of: 92,123,708.00

January Capital HoldCo, LLC ("January HoldCo"), a controlled subsidiary of Endeavor Group Holdings, Inc. ("Endeavor"), is the record holder of 83,074,858 common units ("TKO Opco Units") of TKO Operating Company, LLC ("TKO Opco") and January Capital Sub, LLC ("January Sub") is the record holder of 6,542,033 TKO Opco Units. Subject to the terms of the operating agreement of TKO Opco, the TKO Opco Units may be redeemed for shares of Class A Common Stock on a one-for-one basis. In addition, WME IMG, LLC ("WME IMG") is the record holder of 1,825,030 shares of Class A Common Stock and Endeavor Operating Company, LLC ("EOC") is the record holder of 681,787 shares of Class A Common Stock.

Endeavor is the managing member of Endeavor Manager, LLC, which in turn is the managing member of EOC. EOC is the managing member of January HoldCo and January Sub (EOC, January HoldCo and January Sub, collectively, the "EDR Subscribers"). WME IMG is an indirect wholly owned subsidiary of Endeavor. As a result, Endeavor may be deemed to beneficially own the securities held of record by the EDR Subscribers or WME IMG. The Reporting Person is a member of the governing body of Endeavor and as a result may be deemed to share beneficial ownership of the securities beneficially owned by Endeavor.

In addition, the Reporting Person is the record holder of 60,374 shares of Class A Common Stock.

The above percentage is based on 81,149,701 shares of Class A Common Stock outstanding as of October 31, 2024.
Transactions in the class effected during the past sixty days: In connection with the MLA Amendment (as defined in Item 6) EOC contributed all of its TKO Opco Units to January HoldCo for no consideration. In addition, (a) on December 11, 2024, December 12, 2024 and December 13, 2024, WME IMG purchased 31,352, 60,208 and 90,500 shares of Class A Common Stock, respectively, in a series of open market transactions at weighted average prices of $142.02, $143.73 and $142.44, respectively, and (b) on December 13, 2024, December 16, 2024 and December 17, 2024, EOC purchased 155,387, 263,200 and 263,200 shares of Class A Common Stock, respectively, in a series of open market transactions at weighted average prices of $142.46, $146.97 and $147.12, respectively. None of the foregoing transactions involved a purchase of Class A Common Stock by Mr. Emanuel. Except for the foregoing and the transaction described in Item 6, during the past 60 days, the Reporting Person has not effected any transactions with respect to the Class A Common Stock.
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On December 16, 2024 (the "MLA Amendment Date"), January HoldCo entered into an amendment to the Margin Loan Agreement (the "MLA Amendment"), increasing the available amount of borrowings thereunder to $2.25 billion. As security for the Margin Loan Agreement, as amended by the MLA Amendment, January HoldCo has granted a first-priority lien to the lenders, pro rata to the amount of their commitments, on additional TKO Opco Units and shares of Class B Common Stock, par value $0.00001 per share (the "Class B Common Stock"), of the Issuer, increasing the total Pledged Securities to 83,074,858 million TKO Opco Units and a corresponding number of shares of Class B Common Stock. For the avoidance of doubt, the Margin Loan Agreement, as amended, is a loan facility of January HoldCo, which is secured by certain of January HoldCo's equity interests in the Issuer and does not constitute indebtedness at the Issuer.

## Signatures
- Ariel Emanuel: /s/ Ariel Emanuel, Ariel Emanuel (12/18/2024)